

June 21, 2013

Via E-mail
Carmine T. Biscardi
President
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

> **Re: Bigfoot Project Investments Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 10, 2013**
> **File No. 333-186706**

Dear Mr. Biscardi:

We have reviewed your response to our prior comment letter to you dated May 7, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1, but we are unable to locate the revised disclosure. Please note that the prospectus should accurately describe your company as of the time of effectiveness. The prospectus should not unduly focus on or disproportionately emphasize your future plans or aspirations. Accordingly, please substantially revise the entire document so that it accurately presents your current situation. You may discuss what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you revise this prospectus.

2. We note that the selling shareholders acquired the shares to be registered recently, the majority of which are held by your officers and directors. In addition, the selling shareholders are offering to sell 207,490,000 shares of common stock which is the total number of shares that is currently outstanding. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. In this regard, please also clarify the second sentence of the second paragraph on page 3 and throughout to state that the selling shareholders "are"

underwriters, instead of merely "deemed underwriters," and that the selling shareholders may only sell their shares at a fixed price for the duration of the offering. Refer to Question 612.09 of the Compliance and Disclosure Interpretations of the Securities Act Rules.

3. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

4. We note your response to prior comment 9. Please revise your company name on pages 18, F-3 and II-2 to match the company name exactly as provided in your articles of incorporation.

5. The 207,490,000 shares of selling shareholders' common stock that you are registering exceeds the total number of outstanding shares of your common stock as of the latest balance sheet date of 203,040,000 and we do not note subsequent event disclosure of additional share issuances. Please revise as appropriate.

Prospectus Cover Page

6. We note your response to our prior comment 11 but find it unresponsive as you state on page 3 that no commissions will be paid to underwriters in connection with this offering. If the offering expenses are $13,973.96 as indicated on page II-1, please explain to us why you are estimating a total of $300,000 of offering expenses here and $313,973.96 of offering expenses in the prospectus summary and the use of proceeds sections. Please provide a breakdown of the $300,000 expenses.

7. We note your response to our prior comment 12. Please substantially revise the table included on this page to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings. Also disclose the offering price per share for the new shares and include a clarifying footnote to state that the selling shareholder shares will be sold at a fixed price for the duration of the offering.

Prospectus Summary, page 5

8. We note your response to our prior comment 13, but it does not appear to fully address our comment. As these materials appear to be your main assets, please revise the summary to briefly disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. Also briefly describe the assets that you currently possess and the projects that you are working on.

9. We note your response to our prior comment 15, but we are unable to locate the added disclosure. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital.

10. Please describe on page 5 the consequences to you if you are unable to raise funding from the 30,000,000 shares to be sold by the company.

11. We note your disclosure that the implied aggregate price of your common stock is $2,374,000 based on an offering price of $0.10 per share. However, it appears that 237,490,000 shares at $0.10 per share would result in an implied aggregate price of $23,749,000. Please revise as appropriate. Please also combine your disclosure of your total stockholders' deficit in the same paragraph as your implied aggregate price of common stock.

12. We note your disclosure on page 15 that you are offering 30,000,000 new shares of your common stock in a direct public offering. We also note per your disclosure on page 27 that 184,500,000 of the selling shareholders' shares being registered are owned by directors and executive officers responsible for the sale of the 30,000,000 new shares being offered. Please tell us the order in which shares will be sold between new shares and selling shareholders' shares. To the extent that selling shareholders' shares may or will be sold prior to the sale of new shares, please revise your disclosures under the Risk Factors section to explain that prospective investors may or will be sold the selling shareholders' shares with no new shares being sold, resulting in ownership of common stock in the company that will not have raised any new equity capital and, therefore, will have no financial means by which to conduct business or carry out its plan of operations.

The Offering, page 6

13. Please clarify that you will not receive any proceeds from the sale of the selling shareholder shares of common stock.

Risk Factors, page 8

14. Please include a risk factor to disclose that your Chief Executive Officer, a selling shareholder, owns the majority of your outstanding common stock and describe the attendant risks.

15. We note your response to our prior comment 17. There appears to be a risk factor heading but no discussion at the bottom of page 12.

16. We note your response to our prior comment 18, but we are unable to locate the revised disclosure. Please combine the second full risk factor on page 9 and the first full risk factor on page 11 as they appear to be repetitive.

17. We note your response to our prior comment 19, but we are unable to locate the revised disclosure. There appears to be several boilerplate risk factors included in this section such as changes to government regulation and internet usage. Please review your risk factors and revise to discuss how these risks specifically relate to your business.

We lack an operating history and have losses, page 8

18. We note your response to our prior comment 21, but we are unable to locate the added disclosure. Please disclose your monthly "burn rate," the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

Being reporting under the Exchange Act, page 10

19. We note your response to our prior comment 20. Please quantify here the anticipated costs of being a public company.

Use of Proceeds, page 13

20. We note your response to our prior comment 26. The table added does not appear to be responsive. Please indicate the order of priority for the four uses of proceeds you listed (production and buildout costs, internet, marketing and advertising and legal and accounting) if you only sell the minimum amount of shares and discuss your plans if less than the maximum proceeds are obtained. Please eliminate any references to projected net income.

List of Selling Shareholders, page 17

21. It does not appear that the number of shares listed in this table add up to the total. Please revise.

22. The share ownership reflected in this table for Messrs. Biscardi, Fletcher, Kazubowski and Biscardi Jr. and Mrs. Goth does not match the share ownership shown for them in the beneficial ownership table on page 27 or the recent sales of unregistered securities section on page II-1. Please revise.

23. Please provide a column showing the amount of shares to be held after the offering.

Business, page 18

24. We note your response to our prior comment 32, but we are unable to locate the revised disclosure. Please revise this entire section so that it provides a better sense of what your

company and its products are. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. Please revise to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products. Will you buy films and then work on distributing them? Have you closed on the acquisition of "Searching for Bigfoot, Inc."? Will you also produce your own films? Will you generate revenue solely from DVD and video on demand sales? If so, would you receive a percentage of the sales? Have you secured any movies to be marketed on DVD and Video on Demand? What is the purpose of the collection of artifacts? Will they be used in future movies or will they be sold as another part of your business? Please revise extensively to provide investors with a better understanding of what the actual investment risks and opportunities are. Consider the individual questions above as offering some assistance as you undertake the task of producing a prospectus which will be of use to investors considering an investment in your enterprise.

25. We note your response to our prior comment 33 that references to specific companies were deleted but the references are still in the document. Please remove references to specific companies such as Amazon, Netflix, ITunes and Sony Playstation unless you have an executed agreement currently in effect. There are also references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. Also, please tell us whether any of these contracts is material to you, and if so, please file a copy as a material contract.

26. We note your response to our prior comment 34 that you have deleted the discussion of the pilot episode. Please also delete the reference to the pilot episode on page 19.

27. You have not addressed our previous comment 36 which was originally issued as comment 42 in the comment letter dated March 14, 2013. We once again reissue the comment in its entirety. We note per the paragraph on the top of page 18 that on January 11, 2013 the Board of Directors passed a resolution to acquire Searching for Bigfoot, Inc. and all the projects and assets currently owned by this company; however, there is no further information throughout the filing or any additional reference to this purchase. Please tell us and revise to disclose the details of this purchase including but not limited to the purchase price and the source of purchase funds. Your Plan of Operations and Liquidity sections should also reflect this purchase as we note several projects per page 21 and no reference to these projects within MD&A. Finally, disclosure should be presented regarding this purchase in the subsequent event footnote to your financial statements as required by ASC 855.

Current Entertainment Market Trends, page 20

28. We note your response to our prior comment 37, but we are unable to locate the revised disclosure. Significant portions of your disclosure in this section describe the entertainment market trends. This prospectus relates specifically to the sale of your

securities, and the presentation of entertainment trends and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations. Please revise to include a more detailed discussion of your reasonable expectation of how these trends will affect your business.

29. We note your response to our prior comment 38, but we are unable to locate some of the added disclosure. We note numerous claims and projections in this section such as how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

New Development Markets (Foreign Distribution), page 22

30. We note your response to our prior comment 39, but the revised disclosure does not properly address the comment. Please revise to clarify that the "obvious worldwide appeal of Searching for Bigfoot Inc. films" is the belief of management.

Proprietary Rights Of Our Projects, page 23

31. We note your response to our prior comment 40 that selling artifacts and fossils will not be part of your business. This document should accurately represent the current state of your business. As your business does not include selling artifacts and fossils, please remove any reference to such items as part of your business as it is unclear how such information will provide an understanding of your business and how you will generate revenues.

Management's Discussion and Analysis…, page 25

Plan of Operation, page 25

32. We note your response to our prior comment 42, but we are unable to locate the added disclosure. Please revise to include a more detailed plan of operations to include specific information about the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to generate additional revenue.

Liquidity and Capital Resources, page 26

33. We note your response to our prior comment 43. Please disclose the date and amount of the loan from Mrs. Goth in this section.

34. Please reconcile the number of shares sold discussed in this section (203,040,000) with the total shares outstanding (207,490,000).

Security Ownership of Certain Beneficial Owners and Management, page 27

35. We note your response to our prior comment 44, but the revised disclosure does not properly address the comment. Please disclose as a separate line item the amount of securities held by your directors and executive officers as a group without naming them but note the number of individuals in that group. Refer to Item 403 of Regulation S-K.

36. We note your response to our prior comment 45. Please reconcile the share ownership of Messrs. Kazubowski, Fletcher and Biscardi Jr. reflected in the table with the information on pages 17 and II-1 and revise.

37. The share ownership reflected in this table for Mr. Biscardi and Mrs. Goth does not match the share ownership shown for them in the selling shareholders table on page 17. Please revise.

Management, page 28

38. We note your response to our prior comment 48, but we are unable to locate the revised disclosure. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

39. We note your response to our prior comment 49. Please revise the disclosure concerning the specific experience, qualifications, attributes or skills of Messrs. Fletcher, Kelada, Kazubowski and Marlette to state that these qualifications, attributes or skills are what led the board of directors to conclude that these individuals should serve on the board. Please refrain from using the term "qualifies."

Certain Relationships and Related Transactions, page 35

40. We note your response to our prior comment 51 that the dates in the disclosure have been reconciled. However, the comment requested more changes. Please specify which officers and directors were issued shares in the December 1, 2011 offering in this section, and disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you.

Recent Sales of Unregistered Securities, page II-1

41. The number of shares listed in this table owned by directors Biscardi, Goth, Fletcher, Kazubowski and Biscardi Jr. do not match the number of shares shown for them in the selling shareholders table on page 17. The numbers for Messrs. Fletcher, Kazubowski and Biscardi Jr. in this table also do not match the numbers shown for them in the beneficial ownership table on page 27. Please reconcile and revise.

42. Please disclose the sales to R4 Services and Equity Consultants.

43. We note that Universal Capital Group is not listed in the selling shareholder table on page 17. Please revise or advise.

Note 1: Summary of Significant Accounting Policies, page F-19
Revenue Recognition

44. You have not made changes to your revenue recognition policy to address our previous comment 36 which was originally issued as comment 66 in the comment letter dated March 14, 2013. We once again reissue the common in its entirety. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy. In addition, expand your policy to describe the meaning of "earned". See ASC 605.

Financial Statements

45. We note your response to prior comment 54 states that your financial statements have been updated to comply with the comment; however, no changes have been made. Rule 8-03 of Regulation S-X requires interim statements of operations, statements of changes in stockholders' deficit, and statements of cash flows for the period from the latest fiscal year-end to the interim balance sheet date, and for the corresponding period in the prior fiscal year. Therefore, at this time, statements of operations, statements of changes in stockholders' deficit, and statements of cash flows for the nine month interim period of August 1, 2012 through April 30, 2013, and for the nine month interim period of inception (November 30, 2011) through April 30, 2012 should be presented. Please revise.

Exhibit 5.1

46. We note your responses to our prior comments 52 and 57, but it does not appear that a revised opinion has been filed. Please revise the reference to the Certificate of Incorporation in the opinion to Articles of Incorporation. The opinion also states that 26 individual shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise and file the revised opinion.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Abby L. Ertz, Esq.